Exhibit 3.44
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
VOCA CORPORATION OF WASHINGTON, D.C.

To:	Department of Consumer and Regulatory Affairs Corporations Division 941 North Capital Street, N.E. Washington, D.C. 20002
     We, the undersigned natural persons of the age of eighteen years or more, authorized to act on behalf of the corporation described below, present the following restated articles of incorporation duly proposed and adopted in accordance with all applicable provision of Title 29, Chapter 1 of the D.C. Code as amended.
     FIRST: The restated name of the Corporation is Community Alternatives of Washington, D.C., Inc. The original name of the Corporation was VOCA Corporation of Washington D.C. and the articles of incorporation were originally filed on November 22, 1988.
     SECOND: The period of its. duration is perpetual.
     THIRD: The amended and, restated; articles’ of incorporation were adopted by the vote of the sole shareholder of the Corporation. upon the. recommendation of the Board of Directors.
     FOURTH: The aggregate. number of shares which the corporation is authorized to issue is One Thousand (1,000). All shares shall be ‘of a single class and shall have a par value of Ten Dollars ($10.00) per share.
     FIFTH: There are no preferences or restated: preferences, restrictions or restated restrictions and special or relative rights or restated ,special or relative rights with respect to the shares of the single class of shares.

     SIXTH: Shareholders shall have.-,preemptive rights to acquire additional shares of the Corporation’s common stock, Ten Dollars ($10.00) par value per share.
     SEVENTH: The internal affairs of the corporation shall be regulated as set forth in the Bylaws.

Date: November 4, 2004	Vice President

/s/ Mary D. Peters

Assistant Secretary